UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2024

Commission File Number: 001-40412

VICINITY MOTOR CORP.

(Translation of registrant’s name into English)

3168, 262nd Street

Aldergrove, British Columbia, Canada V4W 2Z6

Telephone: (604) 607-4000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

The information contained in Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K are incorporated by reference into, or as an additional exhibits to, as applicable, the registrant’s Registration Statement on Form F-3 (File No. 333-272964).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit No.	Description

99.1	Unaudited Interim Condensed Consolidated Financial Statements of the Registrant for the three months ended March 31, 2024.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three months ended March 31, 2024.

99.3	Form 52-109F2 Certification of Interim Filings by CEO (pursuant to Canadian regulations).

99.4	Form 52-109F2 Certification of Interim Filings by CFO (pursuant to Canadian regulations).

99.5	Press Release dated May 14, 2024 - Vicinity Motor Corp. Reports First Quarter 2024 Financial Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicinity Motor Corp. (Registrant)

Date: May 14, 2024	By:	/s/ Danial Buckle
		Name:	Danial Buckle
		Title:	Chief Financial Officer